Exhibit 99.10

SUPPORT AND VOTING AGREEMENT

August 2, 2022

TO	13548597 CANADA INC.

AND TO	SEMTECH CORPORATION

Dear Sirs/Madams:

Re:	Support and Voting Agreement

The undersigned understands that 13548597 Canada Inc. (the “Purchaser”), Semtech Corporation (the “Parent”) and Sierra Wireless, Inc. (the “Company”) wish to enter into an arrangement agreement dated as of the date hereof (the “Arrangement Agreement”) contemplating an arrangement (the “Arrangement”) of the Company under Section 192 of the Canada Business Corporations Act, the result of which shall be the acquisition by the Purchaser of all the outstanding common shares in the capital of the Company (the “Shares”).

All capitalized terms used but not otherwise defined in this support and voting agreement (this “Agreement”) shall have the respective meaning ascribed to them in the Arrangement Agreement.

The undersigned is the beneficial or registered owner of, or exercises control or direction over, the number of Shares, other securities convertible into or exercisable for Shares, or any other rights to acquire Shares, as set forth on the signature page to this Agreement (collectively, the “Subject Securities”).

1.	The undersigned hereby agrees, in his or her capacity as Securityholder and not in his or her capacity as an officer or director of the Company, from the date hereof until the termination of this Agreement in accordance with its terms:

(a)	to vote or to cause to be voted all of the Subject Securities entitled to vote, including any other such securities of the Company directly or indirectly acquired by or issued to the undersigned after the date hereof, (i) in favour of the approval of the Arrangement Resolution and any other matter necessary for the consummation of the transactions contemplated by the Arrangement Agreement; and (ii) against any proposed action or agreement which would reasonably be expected to adversely affect, materially delay or interfere with the completion of the Arrangement;

(b)	no later than 10 days prior to the Meeting, to deliver or to cause to be delivered to the Company duly executed proxies or voting instruction forms voting in favour of the approval of the Arrangement Resolution, such proxy or voting instruction forms not to be revoked or withdrawn without the prior written consent of the Purchaser;

(c)	not to, directly or indirectly, (i) sell, transfer, gift, assign, grant a participation interest in, option, pledge, hypothecate, grant a security or voting interest in or otherwise convey or encumber (each, a “Transfer”), or enter into any agreement, option or other arrangement (including any profit sharing arrangement, forward sale or other monetization arrangement) with respect to the Transfer of any of its Subject Securities to any Person, other than pursuant to the Arrangement Agreement; (ii) grant any proxies or power of attorney, deposit any of its Subject Securities into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to its Subject Securities, other than pursuant to this Agreement; or (iii) agree to take any of the actions described in the foregoing clauses (i) and (ii); provided that, the undersigned may (i) exercise and/or settle Incentive Securities to acquire additional Shares, and (ii) transfer Subject Securities to a corporation, family trust, registered retirement savings plan or other entity directly or indirectly owned or controlled by the undersigned or under common control with or controlling the undersigned provided that (x) such transfer shall not relieve or release the undersigned of or from his or her obligations under this Agreement, including, without limitation, the obligation of the undersigned to vote or cause to be voted all Subject Securities at the Meeting in favour of the approval of the Arrangement Resolution and any other matter necessary for the consummation of the transactions contemplated by the Arrangement Agreement, and (y) prompt written notice of such transfer is provided; and

(d)	provided the Purchaser and the Parent are not in material breach of this Agreement or the Arrangement Agreement, not to exercise any rights of appraisal or rights of dissent provided under any applicable Laws or otherwise in connection with the Arrangement or the transactions contemplated by the Arrangement Agreement.

2.	Notwithstanding any provision of this Agreement to the contrary, the Purchaser and the Parent hereby agree and acknowledge that the undersigned is executing this Agreement and is bound hereunder solely in his or her capacity as a Securityholder of the Company. Without limiting the provisions of the Arrangement Agreement, nothing contained in this Agreement shall limit or affect any actions the undersigned may take in his or her capacity as a director or officer of the Company or limit or restrict in any way the exercise of his or her fiduciary duties as director or officer of the Company.

3.	The undersigned hereby represents and warrants that (a) I am, or one of my Affiliates or associates is, the sole registered and/or beneficial owner of the Subject Securities, with good title thereto free of any and all encumbrances and demands of any nature or kind whatsoever, and I have the sole right to vote (in the case of Shares) and sell (in the case of transferable Subject Securities) all of the Subject Securities, (b) except for the Arrangement Agreement and this Agreement, no person has any agreement or option, or any right or privilege (whether by law, preemptive or contractual) capable of becoming an agreement or option for the purchase, acquisition or transfer from the undersigned Securityholder or the applicable holder of any of the Subject Securities, and (c) the only securities of the Company beneficially owned or controlled, directly or indirectly, by the undersigned Securityholder on the date hereof are the Subject Securities.

4.	The Purchaser and Parent, separately and on their own behalf, hereby represent and warrant, that:

a.	each of the Purchaser and Parent are corporations duly incorporated and validly existing under the laws of the jurisdiction of their respective incorporation and each separately have all requisite power, capacity and authority and have received all requisite approvals to execute and deliver this Agreement and to perform their respective obligations hereunder; and

b.	this Agreement has been duly executed and delivered by each of the Purchaser and the Parent and constitutes a legal, valid and binding agreement of each of the Purchaser and Parent enforceable against each of them in accordance with its terms, subject only to any limitation under bankruptcy, insolvency or other laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

5.	This Agreement may terminate at any time upon the mutual written agreement of the parties hereto and shall automatically terminate upon the earlier of: (i) the Effective Time, (ii) Purchaser, without the consent of the undersigned, decreases the Consideration payable under the Arrangement Agreement, or (iii) termination of the Arrangement Agreement in accordance with its terms.

6.	Each of the undersigned, the Purchaser and the Parent hereby consents to the disclosure of the substance of this Agreement in any press release, documents filed with the Court in connection with the Arrangement or transactions contemplated by the Arrangement Agreement or any filing pursuant to applicable Securities Laws, including the Circular.

7.	This Agreement will be governed by and interpreted and enforced in accordance with the Laws of the Province of British Columbia and the federal Laws of Canada applicable therein. Each party to this Agreement irrevocably attorns and submits to the exclusive jurisdiction of the British Columbia courts situated in the City of Vancouver and waives objection to the venue of any Proceeding in such court or that such court provides an inconvenient forum. This Agreement may be executed in any number of counterparts (including counterparts by email) and all such counterparts taken together shall be deemed to constitute one and the same instrument.

8.	If the foregoing is in accordance with your understanding and is agreed by you, please signify your acceptance by the execution of the enclosed copies of this Agreement where indicated below and return the same to the undersigned, upon which this Agreement as so accepted shall constitute an agreement among the Purchaser, the Parent and the undersigned.

[Remainder of page left intentionally blank. Signature page follows.]

Yours truly,

By:	/s/ Russell Jones
(Signature)

Russell Jones
(Print Name)

REDACTED: Personal Information
(Place of Residency)

Director
(Name and Title)

Address:

REDACTED: Personal Information

Common shares owned (beneficially or otherwise) as of the date hereof:	REDACTED: Personal Information

Options held as of the date hereof:	REDACTED: Personal Information

RSUs/PSUs held as of the date hereof:	REDACTED: Personal Information

[Signature page to the D&O Support and Voting Agreement]

Accepted and agreed on this 2nd day of August, 2022.

13548597 CANADA INC

By:	/s/ Emeka Chukwu
Name: Emeka Chukwu
Title: President

SEMTECH CORPORATION

By:	/s/ Emeka Chukwu
Name: Emeka Chukwu
Title: Executive Vice President and Chief Financial Officer

[Signature page to the D&O Support and Voting Agreement]